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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer delivers its 1,200th E-Jet to Azul

São José dos Campos - SP, November 30, 2015 - Embraer delivered today, in a ceremony held at the Company’s headquarters, in São José dos Campos, the 1,200th aircraft of the E-Jets family. The commemorative aircraft, an E195 model, was received by Azul Linhas Aéreas Brasileiras S.A., a Brazilian airline, which operates the largest fleet of this jet type in the world.

“It's a joy to share such an important moment of the E-Jets program with our friends at Azul,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “Just as the E-Jets have been key to Azul’s growth and consolidation, the airline was instrumental in popularizing the E-Jets with Brazilian passengers, who have discovered a new way to fly, with live TV and without the middle seat, among other innovations. Together, both companies elevated the standards of efficiency and comfort in Brazilian aviation. The celebration of this E-Jet delivery is an expression of affection and admiration by all of us at Embraer to everyone who made Azul such a great success.”

“This is a remarkable moment for Azul and Embraer. We are today the largest E195 operator in the world and we are proud of that. We transport thousands of Brazilians in a genuine Brazilian aircraft every day, always providing comfort and safety,” said Antonoaldo Neves, President of Azul. “We truly believe that the decision to utilize Embraer products for the creation of Azul was key to the success of the Company. The E-Jets are recognized for reliability and flexibility.”

The first delivery of an E-Jet to Azul occurred in December 2008, making it the first Brazilian airline to operate an aircraft from this family of commercial jets. The initial agreement was for 36 firm orders: 31 E195 and five E190 jets. Today, the airline has a total of 88 E-Jets in operation.

In May 2015, Embraer and Azul signed a purchase agreement for 50 E195-E2 jets, with 30 firm orders and 20 additional purchase rights. The first delivery is scheduled for the second quarter of 2020.

Embraer is the only manufacturer to develop a modern family of four airplanes specifically targeted for the 70 to 130-seat segment. Since the formal launch of the program, in 1999, the E-Jets have redefined the traditional concept of regional aircraft to operate in other markets, flying with traditional airlines, low cost and regional as well as charter companies.

The E-Jets family entered revenue service in 2004. Currently, E-Jets are flying with 70 airlines from 50 countries, holding a 60% market share, based on deliveries, in the segment of jets with capacity up to 130 seats.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Azul Linhas Aéreas Brasileiras S.A.

Azul Linhas Aéreas Brasileiras S.A. is the airline with the greatest number of destinations served in Brazil. The company has a fleet of 140 aircraft, more than 10,000 employees, over 900 departures per day, 100+ destinations being served, and one-third of all the departures in the country. The quality of its services has been proven by many national and international awards. In 2015 Azul was named by Skytrax World Airline Awards, for the fifth time in a row, as the “Best low-cost airline in South America.”. The company also received the FlightStats Award as the “Airline with best on-time performance in South America” in 2013, and was recognized as the most on-time airline in Brazil, in 2014, according to Infraero criteria. That same year, the company was named the “Best low-cost carrier in the world” by CAPA – Centre for Aviation. For more information visit www.voeazul.com.br

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44, and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190, and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received almost 1,700 firm orders for this aircraft family. More than 1,200 have been delivered.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new airplanes – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

Follow us on Twitter: @Embraer

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer